                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
             RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1(1))*
         Cintas Corp.
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                                (Name of Issuer)
         Common Stock
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                         (Title of Class of Securities)
         172908105
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                                 (CUSIP Number)
         5/9/03
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              [X] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [ ] Rule 13d-1(d)

(1) This amendment clarifies the response of Fifth Third Bancorp to Items 1 and 5 through 11 of its Cover Sheet and to Items 2 through 5 and 7 of the Schedule 13G initially filed on May 12, 2003, which relate to the beneficial ownership of the Common Stock of the Issuer. This information has been revised solely to clarify the role of Fifth Third Bancorp as a parent holding company under Rule 13d-1(b)(1)(ii)(G) and to clarify the beneficial ownership of shares of Common Stock of the Issuer and the capacities in which such shares are held by Fifth Third Bancorp and its subsidiaries and not to report any acquisitions or dispositions of such holdings.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Fifth Third Bank is the successor to Old Kent Bank. Fifth Third Financial Corporation is the successor to Old Kent Financial Corporation.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 7 pages

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


CUSIP No. 172908105
Schedule 13G
Page 2 of 7 Pages

(1)      Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

         FIFTH THIRD BANCORP                                          31-0854434

(2)      Check the Appropriate Box if a Member of a Group*
         (a) [ X]
         (b) [  ]

(3)      SEC Use Only

(4)      Citizenship or Place of Organization                               OHIO

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:


Number of Shares Beneficially Owned by Each Reporting Person With:

(5)      Sole Voting Power                                  5,341,800 shares(2)

(6)      Shared Voting Power                                166,588 shares(2)

(7)      Sole Dispositive Power                             4,403,738 shares(2)

(8)      Shared Dispositive Power                           117,185 shares(2)

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   5,534,809(2)

(10)   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*       [x]

       Fifth Third Bancorp, through fiduciary accounts held in its subsidiaries, has neither voting power nor dispositive power with respect to an additional 41,807,376 shares which are not deemed to be beneficially owned.(2)

(11)   Percent of Class Represented by Amount in Row 9                        3.25%(2)

(12)   Type of Reporting Person*                                                   HC

(2) This amendment clarifies the response to the Schedule 13G initially filed on May 12, 2003. This information has been revised solely to clarify the role of Fifth Third Bancorp as a parent holding company under Rule 13d-1(b)(1)(ii)(G) and to clarify the beneficial ownership of shares of Common Stock of the Issuer and the capacities in which such shares are held by Fifth Third Bancorp and its subsidiaries and not to report any acquisitions or dispositions of such holdings.

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


Securities and Exchange Commission
Schedule 13G
Page 3 of 7 pages

ITEM 1(a).        NAME OF ISSUER:

                  Cintas Corp.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  680 Cintas Blvd
                  Cincinnati, OH 45262

ITEM 2(a).        NAME OF PERSON FILING:

                  Fifth Third Bancorp

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Fifth Third Center, Cincinnati, Ohio 45263

ITEM 2(c).        CITIZENSHIP:

                  Ohio

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  172908105


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Securities and Exchange Commission
Schedule 13G
Page 4 of 7 pages


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
         (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the Act;

                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Act;

                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

                  (e) [ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                  (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [X] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

                  (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Securities and Exchange Commission
Schedule 13G
Page 5 of 7 pages


ITEM 4.  OWNERSHIP

         This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:

         (a)      Amount Beneficially Owned:               5,534,809 shares(3)

         (b)      Percent of Class:                                   3.25%(3)

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote                       5,341,800 shares(3)
                  (ii)     Shared power to vote or to direct the vote                     166,588 shares(3)
                  (iii)    Sole power to dispose or to direct the disposition of          4,403,738 shares(3)
                  (iv)     Shared power to dispose or to direct the disposition of        117,185 shares(3)


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].(3)

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable

(3) This amendment clarifies the response of Fifth Third Bancorp to the Schedule 13G initially filed on May 12, 2003. This information has been revised solely to clarify the role of Fifth Third Bancorp as a parent holding company under Rule 13d-1(b)(1)(ii)(G) and to clarify the beneficial ownership of shares of Common Stock of the Issuer and the capacities in which such shares are held by Fifth Third Bancorp and its subsidiaries and not to report any acquisitions or dispositions of such holdings. Fifth Third Bancorp, through fiduciary accounts held in its subsidiaries, has neither voting power nor dispositive power with respect to an additional 41,807,376 shares which are not deemed to be beneficially owned.

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

Securities and Exchange Commission
Schedule 13G
Page 6 of 7 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Fifth Third Bancorp, as parent holding company of the subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Rule 13d-1(b)(1)(ii)(G), none of which hold more than 5% of the outstanding stock of the Issuer.

         Subsidiary                          Item 3 Classification
         ----------                          ---------------------
         Fifth Third Bank                             Bank
         Fifth Third Bank (Michigan)                  Bank
         Fifth Third Bank, Florida                    Bank
         Fifth Third Bank, Indiana                    Bank
         Fifth Third Bank, Kentucky, Inc.             Bank
         Fifth Third Bank, Northern Kentucky, Inc.    Bank
         Fifth Third Asset Management, Inc.           Investment Adviser

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

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





Securities and Exchange Commission
Schedule 13G
Page 7 of 7 pages


ITEM 10. CERTIFICATIONS

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

May 20, 2003                      Fifth Third Bancorp



                                  By: /s/ Neal E. Arnold
                                     -------------------
                                  Executive Vice President, CFO
                                  Fifth Third Bancorp